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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            GROUP 1 AUTOMOTIVE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   398905-10-9
                         -------------------------------
                                 (CUSIP Number)

                                 March 16, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requiring Filing of this Statement)

















                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)




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
CUSIP No.  398905-10-9

1)       Name of Reporting Person                                                       James S. Carroll

         S.S. or I.R.S. Identification No. of Above Person

2)       Check the appropriate box if a member of a Group                               (a)N/A
                                                                                        (b)X

3)       SEC Use Only

4)       Citizenship or place of organization                                           U.S.A.

Number of Shares           (5)      Sole Voting Power                                   1,052,267*
Beneficially Owned         (6)      Shared Voting Power                                 0
by Each Reporting          (7)      Sole Dispositive Power                              1,052,267*
Person with                (8)      Shared Dispositive Power                            0

9)       Aggregate Amount Beneficially  Owned by
         Each Reporting Person                                                          1,052,267*

10)      Check Box if the Aggregate Amount in Row (9)
         Excludes certain Shares                                                        N/A

11)      Percent of Class Represented by Amount in Row 9                                6.2%

12)      Type of Reporting Person                                                       IN

















*These securities are held by J.C. World Limited Partnership, a Nevada limited partnership controlled indirectly by the filer.


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                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).   Name of Issuer:
             Group 1 Automotive, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
             950 Echo Lane, Suite 350
             Houston, Texas  77024

Item 2(a).   Name of Person Filing:
             James S. Carroll

Item 2(b).   Address of Principal Business Office or, if None, Residence:
             3101 N. State Rd. 7
             Hollywood, Florida  33021

Item 2(c).   Citizenship:
             U.S.A.

Item 2(d).   Title of Class of Securities:
             Common Stock, par value $.01 per share

Item 2(e).   CUSIP Number:
             398905-10-9

Item 3.      This statement is filed pursuant to Rule 13d-1(c).

Item 4.      Ownership
             (a)   Amount Beneficially Owned:  1,052,267*
             (b)   Percent of Class:  6.2%
             (c)   Number of shares as to which such persons have:
                   (i)      sole power to vote or to direct the vote: 1,052,267*
                   (ii)     shared power to vote or to direct the vote: 0
                   (iii)    sole power to dispose or to direct the
                              disposition of: 1,052,267*
                   (iv)     shared power to dispose or to direct the
                              disposition of: 0

Item 5.      Ownership of Five Percent or Less of a Class.
             Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.


*These securities are held by J.C. World Limited Partnership, a Nevada limited partnership controlled indirectly by the filer.


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Item 7.      Identification and Classification of the Subsidiary Which Acquired
             the Security Being Reported on By the Parent Holding Company.
             Not applicable.

Item 8.      Identification and Classification of Members of the Group.
             Not applicable.

Item 9.      Notice of Dissolution of Group.
             Not applicable.

Item 10.     Certification.
             Not applicable (statement is filed pursuant to Rule 13d-1(c)).



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                                    SIGNATURE

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

         After reasonable inquiry and to the best of my knowledge and belief, the following certify that the information set forth in this statement is true, complete and correct.

                                                 Dated:  April 9, 1998



                                             /s/ JAMES S. CARROLL
                                             -----------------------------------
                                             James S. Carroll